Exhibit 99.1

GP Investments Acquisition Corp. Announces Termination of World Kitchen Acquisition

GPIAC will continue to seek attractive investment opportunities

New York, NY, November 14, 2016 – GP Investments Acquisition Corp. (NASDAQ: GPIA; GPIAW; GPIAU) ("GPIAC") today announced it and WKI Holding Company, Inc. ("World Kitchen"), the parent company of World Kitchen, LLC, a leading multinational manufacturer and marketer of homewares products, have mutually agreed to terminate the definitive merger agreement pursuant to which GPIAC was to have acquired World Kitchen. The termination of the merger agreement is effective as of November 11, 2016.

As a result of the termination of the merger agreement, the extraordinary general meeting of GPIAC shareholders originally scheduled for October 26, 2016 and previously adjourned was concluded without considering any further business.

"We are disappointed that the World Kitchen transaction could not be consummated, but we look forward to pursuing other attractive investment opportunities for GPIAC," said Antonio Bonchristiano, CEO of GPIAC and GP Investments, Ltd.

Consistent with the terms set forth in its memorandum and article of association, GPIAC will continue to seek attractive investment opportunities in the United States or Europe, with a focus on companies with long-term growth potential in the consumer goods, services and retail sectors.

About GP Investments Acquisition Corp.

GP Investments Acquisition Corp. (GPIAC) was created by GP Investments, Ltd. in May 2015 via an IPO that raised $172.5 million in proceeds for the purpose of identifying attractive investment opportunities in the United States or Europe, with a focus on companies with long-term growth potential in the consumer goods, services and retail sectors. The creation of the SPAC is consistent with GP Investments' strategy of growing its assets under management via expansion into different geographies and asset classes, primarily in the form of permanent capital. The Company's sponsor is GPIC, Ltd., a wholly owned subsidiary of GP Investments, Ltd.

About GP Investments, Ltd.

GP Investments, Ltd. is a leading alternative investments firm with more than 20 years' experience in corporate investing. The company has a strong track record of successful equity capital market transactions, delivering strong returns and building long-lasting enterprises. Since its inception, the company has raised approximately $5 billion from international investors and has invested in more than 50 companies across 15 sectors. In May 2006, GP Investments, Ltd. completed its initial public offering (IPO), becoming the first listed private equity firm in Brazil. For more information, please see GP Investments Ltd.'s web site www.gp-investments.com.

Forward Looking Statements

This press release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are intended to be covered by the safe harbor provisions thereof. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that we expect, believe or anticipate will or may occur in the future, are forward-looking statements. Forward-looking statements are not guarantees of future performance and we caution you not to place undue reliance on such statements. Forward-looking statements are generally identifiable by the use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend," "project," "continue," or the negative of these words, or other similar words or terms.